Exhibit 99.2

FIRST AMENDMENT

TO THE

NISOURCE INC. RETIREMENT SAVINGS PLAN

Background Information

A. NiSource Inc. (“NiSource”) maintains the NiSource Inc. Retirement Savings Plan, amended and restated effective as of January 1, 2014 (the “Plan”).

B. The NiSource Benefits Committee (the “Committee”) has the power to amend and modify the Plan pursuant to Section 14.02 thereof.

C. On July 1, 2015 (the “Effective Date”), NiSource implemented the spin-off of its pipeline and transmission business, comprised of Columbia Pipeline Group, Inc. and its related entities, to become independent and non-related to NiSource (the “CPG Spin-Off”).

D. The Committee desires to amend the introduction of the Plan, as of the Effective Date, to describe the CPG Spin-Off and address its impact on the Plan, and also to expand the ability to take in-kind withdrawals and distributions from the Plan to any stock funds held under the Plan.

Plan Amendment

1. The portion of the introduction of the Plan entitled Plan Background, regarding the history of the Plan, is amended by the addition of the following paragraph, included at the end of the last sentence of the Plan Background section:

Effective as of the July 1, 2015, NiSource implemented the spin-off of its pipeline and transmission business, comprised of the Columbia Pipeline Group, Inc. (“CPG”) and its related entities (collectively, the “CPG Entities”), to become independent and non-related to NiSource (the “CPG Spin-Off”). Prior to July 1, 2015, Employees of the CPG Entities participated in the Plan. Effective July 1, 2015, in connection with the CPG Spin-Off, the NiSource Benefits Committee, Plan Administrator and Named Fiduciary having amendment authority over the Plan, authorized the transfer of assets and liabilities of certain Participants and Former Participants in the Plan who are, or were prior to termination of employment, employees of the CPG Entities, to the Columbia Pipeline Group 401(k) Savings Plan, a new qualified defined contribution plan to be established by CPG. Pursuant to said transfer and the existing terms of the Plan, effective July 1, 2015, the Plan terms no longer apply to the above-mentioned Participants.

2. Section 5.01E of the Plan, regarding general rules applicable to withdrawals, is amended in its entirety to read as follows:

Any withdrawals under this Article V may be made in cash or, with respect to the portion of a Participant’s Account invested in the Company Stock Fund or any other stock fund maintained under the Plan, in kind at the Participant’s election.

3. Section 4.04A and B of the Plan, regarding the form of benefit payment for distributions, are amended in their entirety to read as follows:

A.

In a single lump sum payment in cash, or if elected by the Participant or Beneficiary, in shares of stock held in the Company Stock Fund or any other stock fund maintained under the Plan based on the number of whole shares allocated to the Company Stock Fund or other stock fund for the Participant; or

B.

In a partial lump sum payment in cash or, if elected by the Participant or Beneficiary, in shares of Company Stock or any other stock fund maintained under the Plan, with the remainder of the Account paid later as elected by the Participant pursuant to this Section.

4. All other provisions of the Plan shall remain unchanged.

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The Committee has caused this First Amendment to the NiSource Inc. Retirement Savings Plan to be executed on its behalf, by one of its members duly authorized, to be effective July 1, 2015, or such other date as set forth in this amendment.

NISOURCE BENEFITS COMMITTEE

By:
Date: